Mail Stop 4561

August 11, 2006

By U.S. Mail and Facsimile (212) 403-2327

Christopher K. Bowen, Esq.
General Counsel, Chief Administrative Officer and Secretary
&
Richard D. Kerschner, Esq.
Senior Vice President—Corporate Governance and Strategic Initiatives

NYMEX Holdings, Inc.
One North End Avenue
World Financial Center
New York, New York 10282-1101

Re: NYMEX Holdings, Inc.
Registration Statement on Form S-1
Filed July 17, 2006
File No. 333-135800

Dear Messrs. Bowen and Kerschner:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   In the introductory paragraph, please delete the statement that the summary is "not complete."

2.   Please briefly discuss the reasons for conducting this offering at this time

Overview, page 1

3.   Please revise to clarify the phrase, "product volume as adjusted for contract size."

Dilution, page 40

4.   Please revise your presentation to begin with actual net tangible book value.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

5.   In a separately-captioned section please revise to disclose your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Refer to Item 303(A)(4) of Regulation S-K.

Principal and Selling Stockholders, page 122

6.   Please identify the shareholders who are affiliates of the underwriters, as discussed on page 28. Also, please advise the staff whether the company believes that the underwriters are not or will be after the offering, affiliates of NYMEX.

Certain Relationships and Related Transactions, page 125

7.   There are several related transactions discussed in Note 20 to the financials but not disclosed here. Please revise or advise.

Financial Statements

Consolidated Statements of Income, page F-4

8.   Please revise your EPS computations for all periods presented throughout your filing to retroactively reflect that 90,000-for-1 recapitalization on March 14, 2006. Refer to paragraph 54 of SFAS 128.

9.   We note that you do not separately present your costs and expenses applicable to services on your income statement, that you do not separately present operating and non-operating income and expenses and that you report investment income and interest income from securities lending, net as Revenues. Please tell us the following:

   a) whether you track costs related to each of your separately presented revenue line items;

   b) your basis for not separately presenting operating and non-operating income and expenses; and

   c) your basis for presenting investment income and interest income from securities lending revenues, net as revenues.

   Refer to Rule 5-01 and 5-03 of Regulation S-X.

10.   We note you separately present interest expense from securities lending as a reduction to total revenues to aggregate to net revenues in your interim financial statements. Please revise to present your annual and interim income statements on a consistent basis. If you decide to use the income statement presentation included in your interim financial statements, please tell us the authoritative guidance which supports this presentation.

11.   We have the following comments related to other revenues, net.

   a) Please provide us an analysis identifying the items recorded in other revenues for all periods presented.

   b) For each significant item, please tell us the authoritative guidance which supports your presentation of this item as revenue. If you believe the item does not represent revenue, please reclassify the item to the income statement line item you believe is appropriate.

12.   Your Quarterly Financial Data presentation in Note 23 on page F-30 labels certain amounts as "Operating Revenues". It appears that these amounts reflect the same components as your "Total Revenues" line item on page F-4. In light of the comments above, please reconsider your presentation in Note 23 (and similar presentations elsewhere in your filing) to more accurately describe these amounts since certain of the amounts included do not appear to actually represent operating revenues.

Note 1 Summary of Significant Accounting Policies

Nature of Business, page F-7

13.   Please revise to disclose the percentage of ownership you hold in the DME Holdings Limited. Disclose the income sharing terms of your joint venture agreement.

Principles of Consolidation, page F-8

14.   Please revise to disclose your consolidation policy regarding non-variable interest entities and variable interest entities. Specifically include your policy regarding your use of equity method of accounting.

Other Revenues, page F-10

15.   We note you recognize revenue for Other revenues except for fines in the period "during which you derive economic value. Please revise to more clearly describe the recognition triggers, and tell us how this policy is consistent with the guidance in SAB Topic 13.

Interim Financial Statements

16.   We note that in the third quarter of 2006, all products trading on the NYMEX ACCESS electronic trading platform are expected to transition to CME Globex. Please tell us the book value of NYMEX ACCESS recorded on your most recent balance sheet, if you tested the asset for impairment and if so, the results of your tests. If you have not tested for impairment, please tell us why you have not.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-38

17.   Please revise to confirm if true that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Rule 10-01(b)(8) of Regulation S-X.

Note 8. Cumulative redeemable convertible preferred stock, page F-46

18.   Please tell us how you determined that you do not have a beneficial conversion feature. Refer to EITF 98-5. Tell us the estimated offering price range for this offering.

Note 11. Incentive Payments, page F-48

19.   We have the following comments on your incentive programs.

    a) Please describe to us the incentive programs for which the cost is recorded in general and administrative expenses. Specifically discuss the differences between these programs and the incentive programs for which the cost is recorded as a reduction to revenues as noted on page 11.

    b) Tell us the authoritative guidance on which you rely to record the cost in general and administrative expenses.

Note 19. Subsequent Events

Technology Services, page F-55

20.   Please revise to disclose the payment terms of your agreement with Chicago Mercantile Exchange, Inc. Disclose any minimum annual payments, upfront payments, and triggers.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian N. Windsor
Special Counsel

cc: Matthew J. Mallow
        Eric J. Friedman
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036

        Richard A. Drucker
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, New York 10017